SEC FILE #82-1852

02 SEP 10 AM 9:41

ATLAS PACIFIC LIMITED

ACN 009 220 053

9 September 2002

[redacted]

02049841

SUPPL

Dear Option Holder

Re: Conversion of Options

Our records show that you are the registered holder of *<No of Options>* Options. These can be exercised and converted into *<No of Options>* fully paid ordinary shares in the company. In order to exercise these options, you must pay the exercise price of thirty (30) cents (Australian) per option. This payment must be received by the Company at its North Fremantle address or post office box shown below by no later than Monday 7th October 2002 in order that the Company may clear these funds before the 14th October. The Company will apply to the ASX to have the new shares quoted on a deferred settlement basis from 8th October 2002. To exercise these options, or any portion of the total number held, the payment of the exercise price must be accompanied by either:

1. A completed and signed Notice of exercise of option/Application for shares which is the rear of the original option certificate that was issued to you; or

2. If the original option certificate has been lost, a signed Replacement Certificate Request along with the executed original of the attached Notice of exercise of option/Application for shares.

If you choose not to exercise your options, they will expire at 5:00pm WST on Monday 14th October. The conversion of these notes to shares is your right and you are under no obligation to do so.

As at the date of this notice, the price of the fully paid ordinary shares (ASX code ATP) was 45 cents per share. In the period three months prior to this announcement, the shares have traded in a rage of 40 cents to 49 cents per share.

Yours sincerely

Alex Kerr
Chairman

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

dlw 9/10

6 Rouse Head Road, North Fremantle, WA 6159 Australia • PO Box 291, North Fremantle, WA 6159, Australia
TELEPHONE (61) (8) 9240 4522 • FACSIMILE (61) (8) 9240 4566 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

ATLAS PACIFIC LIMITED

NOTICE OF EXERCISE OF OPTION/APPLICATION FOR SHARES

To the Directors, ATLAS PACIFIC LIMITED ACN 009 220 053
6 Rous Head Road, North Fremantle WA 6159

I/We, Mr/Mrs/Miss

____

(Please use block letters)

Full address ____

______________________________ State ____________ Postcode ____________

Hereby exercise my/our option to apply for

____

(in figures) *(in words)*

Ordinary fully paid shares in ATLAS PACIFIC LIMITED and I/We enclose (being application and allotment money) payment at the rate of

$0.30 per share $ ____________________

I/We request you allot such shares to me/us and I/We agree to accept them subject to the Company's constitution. If this application is signed by an Attorney, the Attorney hereby declares that he has no notice of revocation of the power under authority of which this application is signed. Companies should sign under seal.

Signature(s): ______________________________ Date ____________________

____

PLEASE NOTE: **In the case of joint holders, each holder must sign.** Cheques should be made payable to ATLAS PACIFIC LIMITED and sent to the Company at 6 Rous Head Road or PO Box 291, North Fremantle, Western Australia 6159

Terms and Conditions of Options

This certificate entitles the holder of options to subscribe for ordinary shares in ATLAS PACIFIC LIMITED subject to the terms and conditions set out below:

(1) The options shall expire at 5.00pm WST on 14 October 2002.
(2) The options are exercisable at 30 cents per share.
(3) The options are exercisable wholly or in part by notice in writing to the Directors of Atlas Pacific Limited at any time between 14 October 1999 and 14 October 2002.
(4) Sale of the options is not permitted without Board Approval.
(5) There is no inherent right in the option to participate in any new issue or securities which may be offered to shareholders of the Company from time to time prior to the exercise of the option.
(6) (i) in the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, the number of options or the exercise price of the options or both shall be reconstructed (as appropriate) in a manner which will not result in any benefits being conferred on option holders which are not conferred on shareholders; and
(ii) (Subject to the provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) in all other respects the terms for the exercise of options shall remain unchanged.
(7) Upon exercise of the options the shares issued will rank pari passu with existing ordinary fully paid shares.
(8) The Company will make application to the Australian Stock Exchange Ltd for Official Quotation of the shares issued upon exercise of the option.

NOTE: OPTIONS NOT EXERCISED BY 14 OCTOBER 2002 WILL AUTOMATICALLY EXPIRE

SEC FILE #82-1852

02 SEP 10 AM 9:41

ATLAS · PACIFIC · LIMITED

ACN 009 220 053

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ATLAS PACIFIC LTD
ABN	32 009 220 053

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOSEPH J.U. TAYLOR
Date of last notice	15 APRIL 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT INTEREST
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 SEPTEMBER 2002
No. of securities held prior to change	180,000 Options (Exercisable at 30 cents, expiring 31 December 2002)
Class	Ordinary Shares
Number acquired	Nil
Number disposed	180,000 options converted to shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$54,000.00

No. of securities held after change	180,000 Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

SIMON ADAMS
Company Secretary

10 September 2002

SEC FILE #82-1852

Rule 2.7, 3

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ATLAS PACIFIC LTD

ABN

32 009 220 053

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	152,300 (new shares to be issued following conversion of options)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	New shares rank equally to existing ordinary shares on issue
5	Issue price or consideration	30 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options 153,200, 30 cent exercise price (14-Oct-02 expiry date)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11th September 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	83,347,532	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,529,007	Options (30 cents) Exp 14 October 2002

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10/7/02
(~~Director~~/Company secretary)

Print name: SIMON ADAMS

== == == == ==

+ See chapter 19 for defined terms.